Exhibit 99.1

PRESS RELEASE

Amdocs Limited Reports Record Quarterly Revenue of $841M, Up 4.0% YoY

Expects FY2013 Non-GAAP EPS Growth Towards the Higher-End of the Previous Expectation of 5-8%

Key highlights:

•

Third fiscal quarter revenue of $841 million, within the $825-$855 million guidance range. Foreign currency movements negatively affected revenue by approximately $4 million relative to the second quarter of fiscal 2013

•	Third fiscal quarter non-GAAP operating income of $142 million; non-GAAP operating margin of 16.8%; GAAP operating income of $123 million

•

Third fiscal quarter diluted non-GAAP EPS of $0.83, compared to the $0.70-$0.76 guidance range, excluding amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expense, net of related tax effects. A lower non-GAAP effective tax rate positively impacted diluted non-GAAP EPS by approximately $0.10

•	Diluted GAAP EPS of $0.73 for the third fiscal quarter, compared to the $0.60-$0.68 guidance range. A lower GAAP effective tax rate positively impacted diluted GAAP EPS by approximately $0.10

•	Free cash flow of $151 million for the third fiscal quarter

•	Twelve-month backlog of $2.83 billion at the end of the third fiscal quarter, up $20 million from the end of the second quarter of fiscal 2013

•	Repurchased $58 million of ordinary shares during the third fiscal quarter

•	The board of directors approved a $0.13 per share quarterly cash dividend to be paid on October 18, 2013

•

Fourth quarter fiscal 2013 guidance: Expected revenue of approximately $830-$860 million and diluted non-GAAP EPS of $0.60-$0.66, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.04-$0.05 per share of equity-based compensation expense, net of related tax effects. Diluted non-GAAP EPS guidance includes an expected negative impact of approximately

$0.10 due to a higher non-GAAP effective tax rate in the fourth fiscal quarter. The non-GAAP effective tax rate for the full fiscal year 2013 is still anticipated to be within the previously expected range of 13%-15%. Diluted GAAP EPS is expected to be approximately $0.50-$0.58. Diluted GAAP EPS guidance includes an expected negative impact of approximately $0.10 due to a higher GAAP effective tax rate in the fourth fiscal quarter.

ST. LOUIS – July 31, 2013 – Amdocs Limited (NYSE: DOX) today reported that for its fiscal quarter ended June 30, 2013, revenue was $841.3 million, up 1.0% sequentially from the second fiscal quarter of 2013 and up 4.0% as compared to last year’s third fiscal quarter. Net income on a non-GAAP basis was $134.4 million, or $0.83 per diluted share, compared to non-GAAP net income of $118.4 million, or $0.70 per diluted share, in the third quarter of fiscal 2012. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expenses of $14.9 million, net of related tax effects, in the third quarter of fiscal 2013 and excludes such amortization and other acquisition related costs and equity-based compensation expenses of $19.6 million, net of related tax effects, in the third quarter of fiscal 2012. The Company’s GAAP net income for the third quarter of fiscal 2013 was $119.6 million, or $0.73 per diluted share, compared to GAAP net income of $98.8 million, or $0.59 per diluted share, in the prior fiscal year’s third quarter.

“We are pleased with our solid performance in the third fiscal quarter. Despite currency headwinds, we delivered revenue growth of 4% year-over-year, driven by continued strength in North America. AT&T was an important contributor to our performance, and we are also seeing growth at other key customers in North America. In the emerging markets, we remain focused on bringing many highly complex transformation projects into production, and we continue to see a substantial pipeline of opportunity with new and existing customers. Finally, in Europe, while overall economic conditions in the region remain challenging, we delivered another quarter of relatively consistent revenue on a sequential basis” said Eli Gelman, chief executive officer of Amdocs Management Limited.

Gelman continued, “We continued to sign strategic customer wins during the third fiscal quarter. In North America, Amdocs was selected by Aio Wireless, a new, no-annual-contract wireless service, to provide managed services across Amdocs’ business support systems

(BSS), web portal and mobile applications, as well as to manage third party applications. In Europe, we signed a five-year managed services agreement with a major European wireless group to manage its customer care and billing systems in a newly established shared services and development center. In replacing a number of vendors with Amdocs, we believe this agreement is evidence of the value Amdocs can bring with managed services in Europe as operators seek to simplify and improve the quality of their operations. The contracts with Aio and the European operator demonstrate Amdocs’ ability to deliver value, and, as such, grow our business in existing customers through the breadth of our product family and our expanded services capabilities that extend beyond Amdocs’ own systems.”

Gelman concluded, “As we embark on the fourth fiscal quarter, we will continue to monitor macroeconomic and industry conditions closely. These include the near term uncertainty arising from the effects of consolidation amongst North American carriers, challenging conditions in Europe, and some slowdown in subscriber and economic growth in segments of the emerging markets, all of which can affect the pace and scope of business demand. We remain keenly focused on our growth initiatives, our operational execution and capital efficiency. As a result, we now expect to deliver non-GAAP EPS growth towards the higher end of our prior expectation of 5-8%.”

Financial Discussion of Third Fiscal Quarter Results

Free cash flow was $151 million for the quarter, comprised of cash flow from operations of $173 million less $22 million in net capital expenditures and other.

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $2.83 billion at the end of the third quarter of fiscal 2013.

Financial Outlook

Amdocs expects that revenue for the fourth quarter of fiscal 2013 will be approximately $830-$860 million. Diluted earnings per share on a non-GAAP basis for the fourth fiscal quarter are expected to be $0.60-$0.66, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.04-$0.05 per share of equity-based compensation expense, net of related tax effects. Amdocs estimates GAAP diluted earnings per share for the fourth fiscal quarter will be $0.50-$0.58.

Quarterly Cash Dividend Program

On July 31, 2013, the Board approved the Company’s next quarterly cash dividend payment and set September 30, 2013 as the record date for determining the shareholders entitled to receive the dividend, which is payable on October 18, 2013.

Conference Call Details

Amdocs will host a conference call on July 31, 2013 at 5:00 p.m. Eastern Time to discuss the Company’s third fiscal quarter results. The call will be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expense, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition related costs;

•	gain on sale of investment;

•	equity-based compensation expense; and

•	tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expense, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition related costs, gain on sale of investment, equity-based compensation expense and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, interest and other expense, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Amdocs

For 30 years, Amdocs has ensured service providers’ success and embraced their biggest challenges. To win in the connected world, service providers rely on Amdocs to simplify the customer experience, harness the data explosion, stay ahead with new services and improve operational efficiency. The global company uniquely combines a market-leading BSS, OSS and network control product portfolio with value-driven professional services and managed services operations. With revenue of $3.2 billion in fiscal 2012, Amdocs and its approximately 20,000 employees serve customers in more than 60 countries.

Amdocs: Embrace Challenge, Experience Success.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2012 filed on December 11, 2012, our Form 6-K furnished for the first quarter of fiscal 2013 on February 12, 2013 and our Form 6-K furnished for the second quarter of fiscal 2013 on May 16, 2013.

Contact:

Elizabeth W. Grausam McDermon

Vice President, Corporate Strategy and Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(in thousands, except per share data)

	Three months ended June 30,		Nine months ended June 30,
	2013	2012	2013	2012
Revenue:
License	$18,616	$34,443	$59,433	$96,477
Service	822,716	774,394	2,441,196	2,328,298

	841,332	808,837	2,500,629	2,424,775
Operating expenses:
Cost of license	561	1,056	1,839	2,982
Cost of service	546,108	519,217	1,619,215	1,552,947
Research and development	59,583	58,858	179,002	180,515
Selling, general and administrative	103,396	106,678	313,539	319,857
Amortization of purchased intangible assets and other	8,520	12,977	28,358	39,503

	718,168	698,786	2,141,953	2,095,804

Operating income	123,164	110,051	358,676	328,971
Interest and other expense, net	2,726	2,737	4,591	1,064

Income before income taxes	120,438	107,314	354,085	327,907

Income taxes	880	8,565	30,600	34,557

Net income	$119,558	$98,749	$323,485	$293,350

Basic earnings per share	$0.74	$0.59	$2.00	$1.73

Diluted earnings per share	$0.73	$0.59	$1.98	$1.72

Basic weighted average number of shares outstanding	160,914	167,194	161,350	169,890

Diluted weighted average number of shares outstanding	162,667	168,290	163,048	171,033

Cash dividends declared per share	$0.13	$—	$0.39	$—

AMDOCS LIMITED

Selected Financial Metrics

(in thousands, except per share data)

	Three months ended June 30,		Nine months ended June 30,
	2013	2012	2013	2012

Revenue	$841,332	$808,837	$2,500,629	$2,424,775

Non-GAAP operating income	141,551	134,338	418,935	401,457

Non-GAAP net income	134,430	118,357	373,154	344,314

Non-GAAP diluted earnings per share	$0.83	$0.70	$2.29	$2.01

Diluted weighted average number of shares outstanding	162,667	168,290	163,048	171,033

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Three months ended June 30, 2013
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$561	$—	$—	$—	$561
Cost of service	546,108	—	(4,937)	—	541,171
Research and development	59,583	—	(1,060)	—	58,523
Selling, general and administrative	103,396	—	(3,870)	—	99,526
Amortization of purchased intangible assets and other	8,520	(8,520)	—	—	—

Total operating expenses	718,168	(8,520)	(9,867)	—	699,781

Operating income	123,164	8,520	9,867	—	141,551

Income taxes	880	—	—	3,515	4,395

Net income	$119,558	$8,520	$9,867	$(3,515)	$134,430

	Three months ended June 30, 2012
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$1,056	$—	$—	$—	$1,056
Cost of service	519,217	—	(6,010)	—	513,207
Research and development	58,858	—	(1,068)	—	57,790
Selling, general and administrative	106,678	—	(4,232)	—	102,446
Amortization of purchased intangible assets and other	12,977	(12,977)	—	—	—

Total operating expenses	698,786	(12,977)	(11,310)	—	674,499

Operating income	110,051	12,977	11,310	—	134,338

Income taxes	8,565	—	—	4,679	13,244

Net income	$98,749	$12,977	$11,310	$(4,679)	$118,357

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Nine months ended June 30, 2013
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$1,839	$—	$—	$—	$1,839
Cost of service	1,619,215	—	(14,440)	—	1,604,775
Research and development	179,002	—	(3,060)	—	175,942
Selling, general and administrative	313,539	—	(14,401)	—	299,138
Amortization of purchased intangible assets and other	28,358	(28,358)	—	—	—

Total operating expenses	2,141,953	(28,358)	(31,901)	—	2,081,694

Operating income	358,676	28,358	31,901	—	418,935

Income taxes	30,600	—	—	10,590	41,190

Net income	$323,485	$28,358	$31,901	$(10,590)	$373,154

	Nine months ended June 30, 2012
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Gain on sale of investment	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$2,982	$—	$—	$—	$—	$2,982
Cost of service	1,552,947	—	(17,376)	—	—	1,535,571
Research and development	180,515	—	(3,281)	—	—	177,234
Selling, general and administrative	319,857	—	(12,326)	—	—	307,531
Amortization of purchased intangible assets and other	39,503	(39,503)	—	—	—	—

Total operating expenses	2,095,804	(39,503)	(32,983)	—	—	2,023,318

Operating income	328,971	39,503	32,983	—	—	401,457

Interest and other expense, net	1,064	—	—	6,270	—	7,334

Income taxes	34,557	—	—	—	15,252	49,809

Net income	$293,350	$39,503	$32,983	$(6,270)	$(15,252)	$344,314

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(in thousands)

	As of
	June 30, 2013	September 30, 2012
ASSETS

Current assets
Cash, cash equivalents and short-term interest-bearing investments	$1,090,699	$1,118,177
Accounts receivable, net, including unbilled of $124,197 and $130,697, respectively	667,748	687,223
Deferred income taxes and taxes receivable	124,395	109,282
Prepaid expenses and other current assets	162,737	126,388

Total current assets	2,045,579	2,041,070

Equipment and leasehold improvements, net	261,933	277,907
Goodwill and other intangible assets, net	1,854,435	1,883,064
Other noncurrent assets	398,872	443,182

Total assets	$4,560,819	$4,645,223

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable, accruals and other	$602,699	$690,823
Short-term financing arrangements	—	200,000
Deferred revenue	133,060	145,184
Deferred income taxes and taxes payable	38,058	29,551

Total current liabilities	773,817	1,065,558
Other noncurrent liabilities	547,205	546,463
Shareholders’ equity	3,239,797	3,033,202

Total liabilities and shareholders’ equity	$4,560,819	$4,645,223

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(in thousands)

	Nine months ended June 30,
	2013	2012
Cash Flow from Operating Activities:
Net income	$323,485	$293,350
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	107,400	119,261
Equity-based compensation expense	31,901	32,983
Deferred income taxes	1,829	(13,587)
Excess tax benefit from equity-based compensation	(275)	(140)
Gain on sale of investment	—	(9,172)
Loss from short-term interest-bearing investments	1,873	2,403
Net changes in operating assets and liabilities:
Accounts receivable	31,559	(101,302)
Prepaid expenses and other current assets	(12,010)	(11,222)
Other noncurrent assets	23,056	21,559
Accounts payable, accrued expenses and accrued personnel	(59,279)	41,501
Deferred revenue	(18,360)	(19,415)
Income taxes payable	(14,391)	11,053
Other noncurrent liabilities	22,054	(5,259)

Net cash provided by operating activities	438,842	362,013

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(80,151)	(79,223)
Proceeds from sale of short-term interest-bearing investments	258,121	288,334
Purchase of short-term interest-bearing investments	(324,982)	(257,958)
Cash received from sale of investment	—	11,172
Other	(4,161)	(6,237)

Net cash used in investing activities	(151,173)	(43,912)

Cash Flow from Financing Activities:
Payments under financing arrangements	(200,000)	(250,000)
Repurchase of shares	(270,251)	(378,404)
Proceeds from employee stock options exercised	154,105	63,085
Payments of dividends	(63,079)	—
Payments under capital lease and other	(825)	(383)

Net cash used in financing activities	(380,050)	(565,702)

Net decrease in cash and cash equivalents	(92,381)	(247,601)
Cash and cash equivalents at beginning of period	879,158	831,371

Cash and cash equivalents at end of period	$786,777	$583,770

AMDOCS LIMITED

Supplementary Information

(in millions)

	Three months ended
	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012
North America	$619.2	$601.3	$593.6	$570.4	$558.7
Europe	98.0	99.3	99.2	113.1	106.5
Rest of World	124.1	132.3	133.6	138.6	143.6

Total Revenue	$841.3	$832.9	$826.4	$822.1	$808.8

	Three months ended
	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012
Emerging Markets Revenue	$101.3	$98.1	$98.2	$99.9	$101.7

	Three months ended
	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012
Managed Services Revenue	$417.1	$439.8	$429.8	$423.7	$426.8

	Three months ended
	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012
Customer Experience Systems	$803.2	$789.3	$783.8	$783.1	$766.2
Directory	38.1	43.6	42.6	39.0	42.6

Total Revenue	$841.3	$832.9	$826.4	$822.1	$808.8

	As of
	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012
12-Month Backlog	$2,830	$2,810	$2,800	$2,790	$2,760

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